UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

STATEMENT RE CHANGE IN MAJORITY
OF DIRECTORS PURSUANT TO RULE 14f-1
UNDER SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-08161

DIONICS, INC.
(Exact name of registrant in its charter)

Delaware	11-2166744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No.8 Ji Yang Road, Xinzhou District Shangrao City, Jiangxi Province, China 334000
(Address of principal executive office, including Zip Code)

Registrant’s telephone number is 86 793 8070319 / 86 793 8070676

Securities registered under Section 12(g) of the Exchange Act:

Common stock, $.01 par value
(Title of each class)

Approximate date of mailing:  July __, 2012

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.01 par value per share, at the close of business on June 29, 2012.

This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to all of our stockholders of record at the close of business on June 29, 2012, representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company’s directors, on or about July __, 2012 pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated by the SEC thereunder, in connection with the change in the majority of the Board of Directors which will result from our recent acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited, a British Virgin Islands company (“Baihuazhou”) pursuant to a Share Exchange Agreement dated as of January 30, 2012, as amended (the “Exchange Agreement”). However, because the Company’s certificate of incorporation and by-laws permit vacancies in its board of directors (the “Board”) to be filled by a majority of the remaining directors, the holders of the Company’s shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

Except where the context otherwise requires, as used in this Information Statement,  the “Company,” “we,” “us,” and “our” refer to the combined business of Dionics, Inc., a Delaware corporation, and its subsidiaries, Bai Hua Zhou Green Resources (China) Investment Group Limited, a British Virgin Islands company (“Baihuazhou”),  Green Resources (China) Investment Group Limited, (“Baihuazhou HK”), a Hong Kong company, Baihuazhou Green Resources (Shangrao) Agriculture Technology Development Ltd., our wholly-owned foreign enterprise incorporated under the laws of the PRC (“WFOE”), and our variable interest entity, Shangrao Bai Hua Zhou Industrial Co., Ltd (“Shangrao”), a PRC company which we control through a series of contractual arrangements among WFOE, Shangrao and Li Xiaoling, its shareholder (the “VIE Agreements”).

Please note that since in China it is customary to refer to a person's name with the family name first and the given name second, we have followed this convention with respect to the Chinese individuals named in this Information Statement.

We were incorporated in the State of Delaware in 1968, and until the acquisition of Baihuazhou on June 29, 2012, designed, manufactured and marketed semiconductor electronic products. As a result of the acquisition of Baihuazhou, we are now engaged in commercial landscaping in East China through the VIE Agreements with Shangrao, our variable interest entity which we control through the VIE Agreements. For a summary of the terms of the VIE Agreements, see “Certain Relationships and Related Transactions, and Director Independence – The VIE Agreements.”

Change In Majority of Our Board of Directors

On June 29, 2011, we acquired all of the outstanding capital stock of Baihuazhou pursuant to the Exchange Agreement in exchange for an aggregate of 20,000,000 shares of our common stock and 50,000 shares of our newly-created Series A Preferred Stock (the “Acquisition”), which are automatically convertible into a total of 509,800,000 additional shares of common stock at such time as we have sufficient authorized but unissued shares available through a recapitalization of our capital stock, which may include a reverse split of our common stock.

               As a result of the Acquisition, Ms. Li, as the sole owner of Martian Investments Limited, the former shareholder of Baihuazhou, beneficially owns approximately 95% of our common stock, after giving effect to the conversion of the Series A Preferred Stock, and as a result has the ability to control the policies and management our company, as well as determine matters requiring stockholder approval, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

Prior to the closing of the Acquisition, our Board of Directors was composed of Bernard Kravitz, Jeff Teng and Roy Teng.  In connection with the closing of the Acquisition and as contemplated by the Exchange Agreement, on June 29, 2012 Bernard Kravitz resigned as a member of our Board of Directors and as President, Treasurer and Secretary of our company, effective with the consummation of the Acquisition, and, Roy Teng and Jeff Teng resigned as members of our Board of Directors, effective the tenth day after the filing with the SEC, and the mailing to our stockholders, of this Information Statement advising of the change in control of our Board of Directors (the “Effective Date”). Concurrent with the consummation of the Acquisition, Li Xiaoling and Liu Shuzhong were elected to our Board of Directors, and the Board elected Ms. Li Chair of the Board, Liu Shuzhong as our Chief Executive Officer and Zhu Xiuzhi as our Chief Financial Officer. In addition, Lu Jun was elected as a director, effective on the Effective Date.

Other Consequences of the Acquisition

As a result of the Acquisition, Baihuazhou became our wholly-owned subsidiary and Martian Investment Limited, of which Ms. Li is the director and sole owner, as the former shareholder of Baihuazhou, owns 95% of our voting shares and thus became our controlling stockholder.  Baihuazhou, in turn owns all of the issued and outstanding capital stock of Green Resources (China) Investment Group Limited (“Baihuazhou HK”), an entity formed under the laws of Hong Kong, which in turn owns all of the outstanding capital stock of Baihuazhou Green Resources (Shangrao) Agriculture Technology Development Ltd., or WFOE.  In addition, we effectively and substantially control Shangrao Bai Hua Zhou Industrial Co., Ltd., or Shangrao, through a series of agreements among WFOE, Shangrao Bai Hua Zhou Industrial Co., Ltd. and Li Xiaoling, the sole shareholder and founder of Shangrao. The chart below presents our corporate structure:

The following table lists the directors and officers of the foregoing entities.
Corporate Name	Director	Officer
Baihuazhou (BVI)	Li Xiaoling Liu Shuzhong, Lu Jun	Chairperson: Li Xiaoling CEO: Liu Shuzhong CFO: Zhu Xiuzhi
Baihuazhou HK	Li Xiaoling, Liu Shuzhong, Lu Jun	Chairperson: Li Xiaoling CEO: Liu Shuzhong CFO: Zhu Xiuzhi
WFOE	Li Xiaoling, Liu Shuzhong, Lu Jun	Chairperson: Li Xiaoling CEO: Liu Shuzhong CFO: Zhu Xiuzhi

In connection with the consummation of the Acquisition, all of the assets related to the semiconductor business we previously conducted were transferred to a newly formed entity controlled by Mr. Bernard Kravitz (“Acquisition Entity”).  In consideration of such transfer, the Acquisition Entity assumed all of our liabilities as of the time immediately prior to the consummation of the Acquisition, including the payment of a non-recourse promissory note in the principal amount of $200,000 originally due January 30, 2013 (the “Note”) we issued to Shangrao on January 30, 2012 to evidence our obligation to repay a loan of $200,000 from Shangrao.  Payment of the Note is secured by a pledge of 2,000,000 shares of common stock issued to Bernard Kravitz in exchange for the cancellation of certain of our demand notes in the aggregate principal amount of $104,000.  In connection with the execution of the Share Exchange Agreement, Mr. Kravitz also agreed to terminate the Put Agreement entered into on October 30, 2009 and release us from any obligations thereunder.  Under the Put Agreement, Mr. Kravitz had been given an option to put to us a maximum of 1,000,000 shares of common stock at a price equal to the then current market price multiplied by .80, with a minimum purchase price per share of $0.30 and a maximum purchase price per share of $0.80.

On June 29, 2012, the Acquisition Entity and Shangrao entered into an agreement to extend the maturity date of the Note until January 30, 2014.

Outstanding Shares

As of June 29, 2012, after giving effect to the Acquisition, we had outstanding 47,883,290 shares of common stock, including 20,000,000 shares issued to Martian Investment Limited, a British Virgin Islands company owned by Xiaoling Li, in connection with the Acquisition, and (ii) 50,000 shares of Series A Convertible Preferred Stock, all of which were issued to Martian Investment Limited in connection with the Acquisition. The Series A Convertible Preferred Stock is automatically convertible into an additional 509,800,000 shares of common stock at such time as we have sufficient authorized but unissued shares of common stock available for issuance through recapitalization of our capital stock, which may include a reverse split of our common stock. As a result of the Acquisition, Ms. Li beneficially owns approximately 95% of our common stock, after giving effect to the conversion of the Series A Preferred Stock, and as a result has the ability to control the policies and management our company, as well as determine matters requiring stockholder approval, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our common stock as of June 30, 2012, after giving effect to the Acquisition, by (i) any person or group with more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group.  Except as indicated in the footnotes to the table below, the address of each of the beneficial owners named in the table below is in care of our company, No.8 Xin Yang Road, Shangrao City, Jiangxi Province, China. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of June 29, 2012, after giving effect to the Acquisition, based upon (i) 47,883,290 shares of common stock outstanding and (ii) 50,000 shares of Series A Convertible Preferred Stock outstanding. In connection with the Acquisition of Baihuazhou, we issued 50,000 shares of Series A Convertible Preferred Stock and 20,000,000 shares of common stock to Martian Investment Limited, the former shareholder of Biahuazhou, which is owned by Li Xiaoling, our Chair.

Shares of common stock have one vote per share.  Shares of Series A Convertible Preferred Stock will automatically convert into shares of common stock on the basis of 10,196 shares of common stock for each share of Series A Preferred Stock, or an aggregate of 509,800,000 shares of common stock, immediately upon the filing of a Certificate of Amendment to our Certificate of Incorporation with the Office of the Secretary of State of Delaware which increases the number of authorized but unissued shares of Common Stock to an amount sufficient for the conversion of all of the outstanding shares of Series A Preferred Stock. Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted. The percent of common stock for each beneficial owner listed in the table below has been calculated assuming the conversion of the 50,000 shares of Series A Convertible Preferred Stock, after which there would be outstanding a total of 557,683,290 shares of common stock.

		Amount and Nature
Name of Beneficial Owner		of Beneficial Ownership		Percent

Owner’s of More than 5%:
Martian Investment Limited (1)		529,800,000		95.00%
Mill Mall, Suite 6, Wickhams Cay
PO Box 3085, Road Town, Tortola
British Virgin Islands

Directors and Executive Officers

Li Xiaoling	Chair of the Board	529,800,000	(1)	95.00%
Liu Shuzhong	Director and CEO	0		--
Roy Teng* (2)	Director	0		--
Jeff Teng* (3)	Director	6,550,000	(4)	1.17%
Zhu Xiuzi	CFO	--		--
All directors and executive officers		536,350,000	(5)	96.17%
as a group (5 persons)
__
* Messrs. Roy Teng and Jeff Teng have resigned as directors effective on Effective Date. At that time, Lu Jun will become a director. Mr. Jun does not own any shares of common stock.

(1) Li Xiaoling is the director of Martian Investment Limited and has sole voting and dispositive power with respective to the shares owned by Martian Investment Limited.  Includes 20,000,000 shares of common stock and 50,000 shares of Series A Convertible Preferred Stock.
(2)  Roy Teng’s address is C8-2009 Fuli City Apt, Beijing, China.
 (3)  Jeff Teng’s address is P.O. Box 957, Offshore Tower, Incorp Centre Road, Tortola, British Virgin Islands
(4)   Jeff Teng is the President of Central Mega Limited (“CML”) and has sole voting and dispositive power with    respect to the shares owned by CML.

Changes in Control

               As a result of the Acquisition, Ms. Li, as the sole owner of Martian Investments Limited, the former shareholder of Baihuazhou, beneficially owns, approximately 95% of our common stock, after giving effect to the conversion of the Series A Preferred Stock, and as a result has the ability to control the policies and management our company, as well as determine matters requiring stockholder approval, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

              Bernard Kravitz resigned as a member of our Board of Directors and as President, Treasurer and Secretary of our company, effective with the consummation of the Acquisition, and, Roy Teng and Jeff Teng resigned as members of our Board of Directors, effective on the Effective Date. Concurrent with the consummation of the Acquisition, Li Xiaoling and Liu Shuzhong were elected to our Board of Directors, and the Board elected Ms. Li Chair of the Board, Liu Shuzhong as our Chief Executive Officer and Zhu Xiuzhi as our Chief Financial Officer. In addition, Lu Jun was elected as a director, effective on the Effective Date. For information concerning our new directors and executive officers, see “Directors and Executive Officers.”

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information about our directors and executive officers:

Name	Age	Position
Li Xiaoling	51	Director and Chairperson of the Board
Liu Shuzhong	39	Director and Chief Executive Officer
Lu Jun*	44	Director
Zhu Xiuzhi	34	Chief Financial Officer
___
* Mr. Lu will become a director on Effective Date.  Until then, Jeff Teng and Roy Teng will continue to serve as members of our Board of Directors. Biographical information concerning Jeff Teng and Roy Teng are incorporated by reference into this Information Statement  from Item 10 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 30, 2012.

Li Xiaoling, Chairperson of the Board of Directors. Ms. Li has served as Chairperson of Shangrao Baihuazhou Industrial Co., Ltd. since 2002. She was Member of Standing Committee of CPPCC Shangrao from 1993 to 2001. She is President of Shangrao Flower Association. Ms. Li obtained the Master’s Degree from China Agricultural University in 2007. Ms. Li is qualified to serve as a director because of her substantial experience in the landscaping industry in the PRC.

Liu Shuzhong, Director & CEO.  Mr. Liu has been Shangrao’s Chief Executive Officer since July 2011. Mr. Liu was General Manager in the Baodi Group from 2009 to 2011, and Deputy General Manager in the Yurun Group Co., Ltd., one of China's Top 500 privately-owned companies, from 2003 to 2009. Mr. Liu was granted the degree of EMBA in Modern Economic Management, Peking University (2007). Mr. Liu is qualified to serve as a director because of his managerial and executive experience.

Zhu Xiuzhi, Chief Financial Officer. Ms. Zhu was s Senior Auditor with Deloitte Touche Tohmatsu, in  Beijing from 2008 to 2010 and with Deloitte Touche Tohmatsu, in Sydney Australia from 2005 to 2007. Ms Zhu obtained the degree of Master of Commerce, majoring in Accounting in the University of Sydney (2002-2004). She holds an Australian CPA license.

Lu Jun, Director. Since 2005, Mr. Lu has been Vice President, in charge of Finance and Operations, with the WI Harper Group in the United States.  Mr. Lu obtained the degree of MBA in “Financial Management & Information System” at the Business School, Pace University, New York, USA (1997-1998). He was also granted a CPA license in the State of Washington in 2000. Mr. Lu is qualified to serve as a director because of his experience in finance.

All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified, or their earlier death, resignation or removal.  All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board.  Currently, directors receive no compensation.

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers:

•
Has had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against him or her, or had a receiver, fiscal agent or similar officer appointed by a court for his or her business or property, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing;

•	Has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Has been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

•
Has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his or her right to engage in any activity described in paragraph (i) above, or to be associated with persons engaged in any such activity;

•
Has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

•
Has been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

•
Has been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
Has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Information concerning cash and non-cash compensation awarded to, earned by or paid to Bernard Kravitz, the President of Dionics, and his employment agreement,  is incorporated into this report by reference from Item 11 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 30, 2012. Upon consummation of the acquisition of Baihuazhou, Mr. Bernard Kravitz released our company from all future obligations under his employment agreement.

The following table sets forth information concerning cash and non-cash compensation awarded to, earned by or paid to the chief executive officer of Shangrao for services rendered in all capacities during the years ended December 31, 2011 and 2010. No other executive officer of Shangrao received total annual compensation in excess of $100,000 for the year ended December 31, 2011.

Summary Compensation Table

						Non-Equity	Nonqualified
Name and				Stock	Option	Incentive Plan	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation
Position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	Total

Li Xiaoling	2011	23,590	0	0	0	0	0	0	$23,590
Chairperson	2010	20,449	0	0	0	0	0	0	$20,449

Compensation of Directors

Information concerning compensation paid to members of the Board of Directors, other than Mr. Kravitz, during the year ended December 31, 2011  is incorporated into this Information Statement  by reference from Item 11 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 30, 2012.

Outstanding Equity Awards at Fiscal Year End

As reported in Item 10 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 30, 2012, for the year ended December 31, 2011, no director or executive officer received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we  reserve the right to compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Dionics

Information concerning transactions between Bernard Kravitz, who served as a President and a director of our company prior to the Acquisition of Bauhuazhou, and Jeff Teng and Roy Teng, who served as directors of our company prior to the Acquisition, and their respective affiliates, is incorporated into this Information Statement by reference from Item 13 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 30, 2012. In addition, as contemplated by the Exchange Agreement, on January 30, 2012, Shangrao loaned the Company $200,000 (the “Loan”) pursuant to a non-recourse promissory note which was initially due January 30, 2013 (the “Note”).  On June 29, 2012, the Acquisition Entity and Shangrao entered into an agreement to extend the maturity date of the Note until January 30, 2014.

In connection with the consummation of the Acquisition, all of the assets related to the semiconductor business we previously conducted were transferred to a newly formed entity controlled by Mr. Bernard Kravitz (“Acquisition Entity”).  In consideration of such transfer, the Acquisition Entity assumed all of our liabilities as of the time immediately prior to the consummation of the Acquisition, including the payment of the Note.  Payment of the Note is secured by a pledge of 2,000,000 shares of common stock issued to Bernard Kravitz in exchange for the cancellation of certain of our demand notes in the aggregate principal amount of $104,000.  In connection with the execution of the Share Exchange Agreement, Mr. Kravitz also agreed to terminate the Put Agreement entered into on October 30, 2009 and release us from any obligations thereunder.  Under the Put Agreement, Mr. Kravitz had been given an option to put to us a maximum of 1,000,000 shares of common stock at a price equal to the then current market price multiplied by .80, with a minimum purchase price per share of $0.30 and a maximum purchase price per share of $0.80.

Shangrao

From time to time, Jiangxi Jiahe Electronics, Ltd., a company controlled by Ms. Li, Ms. Li and Shangrao, have made advances and loaned monies to each other and engaged in sales transactions, as described below.

During the years 2011 and 2010, Shangrao had the following sales transactions with Jiahe:

	December 31,
	2011	2010
Sales	$293,909	$1,101,915
Gross Profit	$249,049	$776,953

On August 31, 2011, Shangrao granted a credit line of RMB50,000,000 (about $7.8 million) to Jiangxi Jiahe Electronic Co.,  Ltd. (“Jiahe”). There was no collateral securing borrowings under the line. All borrowings were to be repaid by August 31, 2012. The unpaid balance, if any, at the termination date was to have been converted into shares of Jiahe, with the conversion percentage calculated based on the ratio of the unpaid amount divided by the net assets of Jiahe on December 31, 2012. The principal amount outstanding was $2,876,447 at December 31, 2011, and $2,876,447 at March 31,2012. The largest aggregate amount of principal outstanding since August 31, 2011 was $3,973,172, and the amount outstanding as of the date of this report is $0. The amount of principal paid was $274,966 and $767,005 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively. The amount of interest received was $76,274 and $28,764 for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

On August 17, 2008, Shangrao received a loan totaling RMB68,000,000 (about $9.9 million) from Jiahe. The loan had no collateral. The loan bore interest at an annual rate of 10%. At December 31, 2010, the principal amount outstanding was $11,745,753. There was no principal balance outstanding at December 31, 2011. The largest aggregate amount of principal outstanding since January 1, 2010 was $11,745,753. The amount of principal paid was $11,745,753 and $0 for the year ended December 31, 2011 and 2010, respectively. The amount of interest paid was $139,220 and $0 for the year ended December 31, 2011 and 2010, respectively.

Shangrao has been indebted to Ms. Li for advances as working capital from time to time. Advances bear interest at the rate of 10% per annum. The amount of indebtedness to Ms. Li was $2,029,239 at December 31, 2010, $882,745 at December 31, 2011 and $189,070 at March 31, 2012.  The interest expense from the loan was $139,220 and $0 for the years ended December 31, 2011 and 2010 respectively, and $1,565 for the three months ended March 31, 2012. The largest aggregate amount outstanding since January 1, 2010 was $2,615,301, and the amount outstanding as of the date of this report is $0.

The VIE Agreements

On May 1, 2012, WFOE, Shangrao and Li Xiaoling, Shangrao’s sole shareholder, entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Shangrao became WFOE’s contractually controlled affiliate.  The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government.  The VIE Agreements  included:

(1)
Exclusive Business Cooperation Agreement: Pursuant to this Agreement, WFOE has the right to manage all aspects of the operations of Shangrao and the Board of Directors of Shangrao may not take any actions without the consent of WFOE. The scope of the authority granted to WFOE includes but is not limited to the right to make all major decisions, the right to manage the assets, capital and finances of Shangrao, authority for all decisions related to human resources, daily operation management and technical support. In consideration of its services, WFOE shall be paid an amount equal to the pre-tax profits of Shangrao and upon request WFOE shall be required to pay to Shangrao the amount of any loss incurred by Shangrao. The term of the Exclusive Business Cooperation Agreement will continue for a term of thirty years, or until May 1, 2042, and will be extended automatically for successive ten year periods thereafter, except that the agreement will terminate (i) at the expiration of the initial thirty-year term, or any ten-year  renewal term, if WFOE notifies Shangrao not less than 30 days prior to the applicable expiration date that it does not want to extend the term, (ii) upon prior written notice from WFOE, or (iii) upon the date WFOE acquires all of the assets or equity interests of Shangrao.

(2)
Exclusive Option Agreement: Pursuant to this Agreement, Li Xiaoling, the sole shareholder of Shangrao, granted to WFOE an exclusive option to purchase all of the assets or outstanding shares of Shangrao.  Unless an appraisal is required by the laws of China, the purchase price of the assets or outstanding equity shall be equal to the lower of (i) the actual registered capital of Shangrao and (ii) RMB 500,000.  The term of the Exclusive Option Agreement is thirty years, or until May 1, 2042, unless extended by WFOE.

(3)
Power of Attorney: Li Xiaoling, the sole shareholder of Shangrao, has granted WFOE a Power of Attorney irrevocably authorizing WFOE to exercise all of its rights as a shareholder of Shangrao. The rights granted include, without limitation, the right to: (i) attend the shareholders’ meetings of Shangrao; (ii) exercise all of  holder’s rights as a shareholder under the laws of the PRC and the Articles of Association of Shangrao, including but not limited to the right to transfer or pledge or disposition of the grantor’s shares in Shangrao; (iii) designate and appoint the legal representatives, Chair of the board of directors and other members of the senior management of Shangrao; and (iv) to execute the relevant share and/or asset purchase agreements contemplated in the Exclusive Option Agreement, and to effect the terms of the Share Pledge Agreement and Exclusive Option Agreement.

(4)
Loan Agreement: Pursuant to a Loan Agreement, Li Xiaoling, the sole shareholder of Shangrao has borrowed RMB 10,000,000 from WFOE on an interest-free basis for use in the business of Shangrao.   The term of the loan is 30 years from the date of the loan, except that WFOE may require repayment of the loan upon thirty days notice.

(5)
Share Pledge Agreement: Pursuant to a Share Pledge Agreement, Li Xiaoling, the sole shareholder of Shangrao, has pledged all of her shares in Shangrao as security for the performance by Shangrao and Li Xiaoling, as the sole shareholder of Shangrao, of their obligations under the VIE Agreements.

The foregoing description of the terms of the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, the Power of Attorney, the Loan Agreement and the Share Pledge Agreement is qualified in its entirety by reference to the provisions of the agreements filed as exhibits to the Current Report on Form 8-K we filed on July 6, 2012 with respect to the Acquisition.

Insider Transactions Policies and Procedures

We do not currently have an insider transaction policy.

Director Independence

Neither Li Xiaoling nor Liu Shuzhong qualifies an as independent director under the Nasdaq Marketplace Rules since they are executive officers of our company.  Roy Teng and Jeff Teng, who qualified as independent directors, will cease to serve as directors on the Effective Date. However, upon becoming a director on the Effective Date, Lu Jun will qualify as an independent director under the Nasdaq Marketplace Rules.

Board Committees

Since our securities our not listed on a securities exchange with rules requiring that we have a Board of Directors a majority of whose members satisfy specified standards of “independence,” or various Board committees composed of independent directors and satisfy other corporate governance criteria, we presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions. Until these committees are established, these decisions will continue to be made by our Board of Directors. We also do not have an audit committee financial expert, as that term is defined in Item 407(d)(5) of Regulation S-K.

We do not have a charter governing the nominating process. The majority members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. We also have not had any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our company and our Board of Directors.

Our Board of Directors also does not currently provide a process for stockholders to send communications to our Board of Directors.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of our common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

As reported in Item 10 of our Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 30, 2012, to our knowledge, with respect to the year ended December 31, 2011, all required Section 16(a) filings required to be made by each person who, at any time during the fiscal year ended December 31, 2011, was an officer, director or greater than ten percent beneficial owner, were timely filed.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.  On July 6, 2012 we filed a Current Report on Form 8-K with respect to our acquisition of Baihuazhou which includes information concerning the operations of Shangrao and its financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

DIONICS, INC.

Dated: July __, 2012	By:	/s/ Liu Shuzhong
Liu Shuzhong
Chief Executive Officer